SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 27, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 1Q14 results

São Paulo, May 15, 2014 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the first quarter of 2014 (1Q14). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2013.

SBSP3: R$ 21.17/share SBS: US$ 9.53 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 14.5 billion Closing price: 05/15/2014

R$ million

1. Financial highlights

				R$ million
	1Q13	1Q14	Chg. (R$)%
(+) Gross operating revenue	2,318.8	2,444.5	125.7	5.4
(+) Construction revenue	495.6	531.2	35.6	7.2
(-) COFINS and PASEP taxes	169.4	183.7	14.3	8.4
(=) Net operating revenue	2,645.0	2,792.0	147.0	5.6
(-) Costs and expenses	1,432.6	1,515.5	82.9	5.8
(-) Cunstruction costs	486.0	520.5	34.5	7.1
(+) Equity result	(0.1)	(0.4)	(0.3)	-
(+) Other operating revenue/expenses	8.8	(43.1)	(51.9)	-
(=) Earnings before financial result, income tax and social contribution	735.1	712.5	(22.6)	(3.1)
(+) Net financial	27.3	27.5	0.2	0.7
(=) Earnings before income tax and social contribution	762.4	740.0	(22.4)	(2.9)
(+) Income tax and social contribution	(266.2)	(262.4)	3.8	(1.4)
Net Income	496.2	477.6	(18.6)	(3.7)
Earnings per share (R$)	0.73	0.70
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

				R$ million
	1Q13	1Q14	Chg. (R$)%
Net income	496.2	477.6	(18.6)	(3.7)
(+) Income tax and social contribution	266.2	262.4	(3.8)	(1.4)
(+) Net financial	(27.3)	(27.5)	(0.2)	0.7
(+) Other operating revenues/expenses	(8.8)	43.1	51.9	-
(=) Earnings before financial result (EBIT)*	726.3	755.6	29.3	4.0
(+) Depreciation and amortization	195.2	260.2	65.0	33.3
(=) Adjusted EBITDA **	921.5	1,015.8	94.3	10.2
(%) Adjusted EBITDA margin	34.8	36.4

(*) Earnings before interest, income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q14, net operating revenue reached R$ 2.8 billion; a 5.6% increase compared to 1Q13.

Costs and expenses, including construction costs, increased 6.1%, from R$ 1.9 billion in 1Q13 to R$ 2.0 billion this quarter.

EBIT grew 4.0%, from R$ 726.3 million in 1Q13 to R$ 755.6 million in 1Q14.

Adjusted EBITDA increased 10.2%, from R$ 921.5 million in 1Q13 to R$ 1,015.8 million in 1Q14.

The adjusted EBITDA margin moved from 34.8% in 1Q13 to 36.4% in 1Q14. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 44.5% in 1Q14 (42.4% in 1Q13).

Net income dropped 3.7%, from R$ 496.2 million in 1Q13 to R$ 477.6 million in 1Q14.

2. Gross operating revenue

Gross operating revenue from water and sewage grew from R$ 2.3 billion in 1Q13 to R$ 2.4 billion in 1Q14, an increase of R$ 125.7 million or 5.4%.

The main factors that led to this variation were:

•         Increase of 5.2% in the Company’s total billed volume (4.9% in water and 5.5% in sewage); and

•         Average effect of the 5.3% tariff adjustment.

The tariff adjustments in 2013 were:

•         The tariff repositioning index of 2.35% applied since April 2013; and

•         Tariff adjustment of 3.1% since December 2013.

The increases mentioned above were partially offset by the higher reversion of estimated revenue in 1Q14, in the amount of R$ 75.6 million, compared to 1Q13 and by higher provision for revenue losses on the wholesale basis, in the amount of R$ 39.6 million.

3. Construction revenue

Construction revenue increased R$ 35.6 million or 7.2%, when compared to 1Q13. The variation was mainly due to higher investments in 1Q14.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	1Q13	1Q14%		1Q13	1Q14%		1Q13	1Q14%
Residential	389.0	410.6	5.6	321.2	340.3	5.9	710.2	750.9	5.7
Commercial	43.1	44.9	4.2	40.0	42.0	5.0	83.1	86.9	4.6
Industrial	9.6	10.2	6.3	10.6	11.2	5.7	20.2	21.4	5.9
Public	12.9	13.7	6.2	10.1	10.6	5.0	23.0	24.3	5.7
Total retail	454.6	479.4	5.5	381.9	404.1	5.8	836.5	883.5	5.6
Wholesale	74.5	75.5	1.3	7.3	6.6	(9.6)	81.8	82.1	0.4
Total	529.1	554.9	4.9	389.2	410.7	5.5	918.3	965.6	5.2

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q13	1Q14%		1Q13	1Q14%		1Q13	1Q14%
Metropolitan	296.8	308.9	4.1	252.3	262.9	4.2	549.1	571.8	4.1
Regional (2)	157.8	170.5	8.0	129.6	141.2	9.0	287.4	311.7	8.5
Total retail	454.6	479.4	5.5	381.9	404.1	5.8	836.5	883.5	5.6
Wholesale	74.5	75.5	1.3	7.3	6.6	(9.6)	81.8	82.1	0.4
Total	529.1	554.9	4.9	389.2	410.7	5.5	918.3	965.6	5.2

            (1) Unaudited

            (2) Including coastal and interior region

5. Costs, administrative and selling expenses

In 1Q14, costs, administrative and selling expenses, grew 6.1% (R$ 117.4 million). Excluding construction costs, total costs and expenses grew 5.8%. As a percentage of net revenue, cost and expenses moved from 72.5% in 1Q13 to 72.9% in 1Q14.

				R$ million
	1Q13	1Q14	Chg. (R$)%
Payroll and benefits	461.8	496.7	34.9	7.6
Supplies	44.3	47.1	2.8	6.3
Treatment supplies	64.9	69.7	4.8	7.4
Services	228.7	314.7	86.0	37.6
Electric power	144.8	140.0	(4.8)	(3.3)
General expenses	215.4	152.7	(62.7)	(29.1)
Tax expenses	40.1	19.7	(20.4)	(50.9)
Sub-total	1,200.0	1,240.6	40.6	3.4
Depreciation and amortziation	195.2	260.2	65.0	33.3
Credit write-offs	37.4	14.7	(22.7)	(60.7)
Sub-total	232.6	274.9	42.3	18.2
Costs and expenses	1,432.6	1,515.5	82.9	5.8
Construction costs	486.0	520.5	34.5	7.1
Costs, adm., selling and construction expenses	1,918.6	2,036.0	117.4	6.1
% of net revenue	72.5	72.9	-	-

5.1. Payroll and benefits

In 1Q14 payroll and benefits grew R$ 34.9 million or 7.6%, from R$ 461.8 million to R$ 496.7 million, due to the following:

•         8.0% increase in wages since May 2013 and the  implementation of the Company’s new career and wage plan carried out by the Company, with an impact of approximately R$ 24.0 million;

•         R$ 5.7 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 4.0 million increase from the higher number of employees who are entitled to request retirement (TAC); and

•         R$ 2.3 million increase in meal expenses, mainly due to the 13.6% adjustment on meal voucher in May 2013, settled in the collective bargaining agreement.

5.2. Supplies

In 1Q14, expenses with supplies increased by R$ 2.8 million or 6.3%, when compared to the previous year, from R$ 44.3 million to R$ 47.1 million, mostly due to:

•         Preventive and corrective maintenance in several water and sewage systems, in the amount of R$ 1.6 million; and

•         Expenses with fuel and lubricants, in the amount of R$ 1.1 million, from the increase in prices of diesel and ethanol in March and November, 2013, in addition to increased mileage traveled.

5.3. Treatment supplies

Treatment supplies expenses in 1Q14 were R$ 4.8 million or 7.4% higher than in 1Q13, from R$ 64.9 million to R$ 69.7 million. The main factors for this variation were:

•           Increase in the consumption of aluminum polychloride, in the amount R$ 1.9 million, essentially in the Rodolfo Costa e Silva, Guaraú, Campo Limpo Paulista, Presidente Prudente and Hortolândia Water Treatment Stations (WTS) with an upturn of 40.0% in the average cost;

•           Increase of R$ 1.8 million in the consumption of aluminum sulfate, due to the decline in the quality of untreated water in the Casa Grande and Rio Claro WTS, with a 15.5% increase in consumption and of 38.6% in the average cost.; and

•           Increase of R$ 1.2 million in the consumption of Sodium hypochlorite, with a 20.6% increase in consumption and of 11.4% in the average cost.

5.4. Services

Services grew R$ 86.0 million or 37.6%, from R$ 228.7 million in 1Q13 to R$ 314.7 million in 1Q14. The main factors were:

•           Reversal of provision in the amount of R$ 41.4 million, due to the end of the agreement settled with the São Paulo Municipal Government in 1Q13, non-recurring;

•           Expenses with legal services in the amount of R$ 13.0 million, regarding the agreement for the resumption of the operation in the municipality of Diadema;

•           Expenses with risk contracts for credit recovery, in the amount of R$ 8.4 million. As a result of these contracts, collection initiatives generated an increase of R$ 51.8 million in revenue in 1Q14;

•           Maintenance in the water and sewage network connections, in the amount of R$ 6.5 million, mainly due to the intensification of water loss prevention and the execution of services in several areas of the São Paulo Metropolitan Region;

•           Maintenance of software and equipment, in the amount of R$ 5.5 million;

•           Hydrometer reading and bill delivery expenses in the amount of R$ 2.7 million, as a result of the new contracts with services expansion, such as: property inspections, service requests, analysis of outstanding debt and revision of bills;

•           Hiring of consultancy, advisory and specialized services, with a R$ 2.7 million increase, mainly comprising: (i) SiiS project – Sabesp integrated information system, support, updates, maintenance services and information safety management training; and (ii) value generation project through GVA system; and

•           Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 2.4 million.

5.5. Electric power

This item decreased R$ 4.8 million, or 3.3%, from R$ 144.8 million in 1Q13 to R$ 140.0 million this quarter, mainly due to the average reduction of 14.0% in regulated market and distribution grid tariffs, and partially offset by the average increase of 7.1% in free market tariffs associated with the upturn in consumption volume in 1Q14.

5.6. General expenses

General expenses dropped by R$ 62.7 million or 29.1%, from R$ 215.4 million in 1Q13 to R$ 152.7 million in 1Q14, due to the following:

•         Decrease in the provision for lawsuits in the amount of R$ 59.6 million, mainly related to civil (R$ 32.1 million), environmental (R$ 19.9 million) and labor (R$ 6.2 million) contingencies; and

•         Agreements for environmental compensation, in the amount of R$ 17.3 million in 1Q13.

These decreases were offset, in part, by:

•         Provision for unrecoverable losses in the amount of R$ 4.1 million; and

•         R$ 3.3 million in provision related to the transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, pursuant to the Service Agreement with the São Paulo Municipal Government, as a result of the increase in revenues; and

•         R$ 3.3 million due to institutional support aiming the rational use of water.

5.7. Depreciation and amortization

Depreciation and amortization increased R$ 65.0 million or 33.3%, from R$ 195.2 million in 1Q13 to R$ 260.2 million in 1Q14, due to the beginning of operations of intangible assets, in the amount of R$ 1.8 billion.

5.8. Credit write-offs

Credit write-offs decreased R$ 22.7 million or 60.7%, from R$ 37.4 million in 1Q13 to R$ 14.7 million in 1Q14, chiefly due to the lower provision for possible loan losses and higher recoveries through agreements.

5.9. Tax expenses

In 1Q14, there was a decrease of R$ 20.4 million or 50.9%, chiefly due to increase tax expenses in 1Q13.

6. Other operating revenues and expenses

6.1. Other operating revenues

Recorded a R$ 5.9 million increase, mainly due to revenue from the Rational Water Use Program (PURA) in 1Q14.

6.2. Other operating expenses

R$ 57.8 million increase in other operating expenses due to:

•         Provision for the write-off of works and projects in the amount of R$ 31.4 million;

•         Provision for losses regarding  contractual payments related to the agreement with the municipality of Diadema, in the amount of R$ 13.0 million; and

•         Provision for the write-off of hydrometers in the amount of R$ 11.6 million.

7. Net financial

				R$ million
	1Q13	1Q14	Var.	%
Financial expenses, net of revenues	(77.8)	(65.6)	12.2	(15.7)
Net monetary and exchange variation	105.1	93.1	(12.0)	(11.4)
Net financial	27.3	27.5	0.2	0.7

7.1. Financial revenues and expenses

				R$ million
	1Q13	1Q14	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	(82.5)	(82.2)	0.3	(0.4)
Interest and charges on international loans and financing	(18.4)	(24.4)	(6.0)	32.6
Other financial expenses	(41.3)	(30.5)	10.8	(26.2)
Total financial expenses	(142.2)	(137.1)	5.1	(3.6)
Financial revenues	64.4	71.5	7.1	11.0
Financial expenses net of revenues	(77.8)	(65.6)	12.2	(15.7)

7.1.1. Financial expenses

Financial expenses dropped R$ 5.1 million or 3.6%. The main reasons were:

•         R$ 10.8 million decrease in other financial expenses, chiefly due to: (i) lower interest due to lower need of provision for lawsuits, in the amount of R$ 20.3 million; and (ii) costs with funding in the amount of R$ 3.9 million, due to the early settlement of the balance of the 11th debenture issue in March 2013; and

•         Increase in interest and charges on international loans and financing, due to the increase in total debt, from higher funding, specially the BID loan.

7.1.2. Financial revenues

Financial revenues increased by R$ 7.1 million or 11.0%, due to the higher interest rate from financial investments.

7.2. Net monetary variation

				R$ million
	1Q13	1Q14	Var.	%
Exchange variation on loans and financing	129.6	117.0	(12.6)	(9.7)
Monetary variation on loans and financing	(24.1)	(33.0)	(8.9)	36.9
Other monetary variations	(29.4)	(15.9)	13.5	(45.9)
Monetary variation on liabilities	76.1	68.1	(8.0)	(10.5)
Monetary variation on assets	29.0	25.0	(4.0)	(13.8)
Monetary/exchange variation, net	105.1	93.1	(12.0)	(11.4)

7.2.1. Monetary/currency exchange variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 1Q14 was R$ 8.0 million or 10.5% lower than in 1Q13, specially:

•         Decrease of R$ 12.6 million in revenues of exchange rate variation over loans and financing, mainly deriving from  the lower depreciation of the Japanese Yen versus Brazilian Real in 1Q14 of 1.6%, when compared to the 9.7% depreciation in 1Q13; partially offset by the depreciation of the US Dollar versus Brazilian Real of 3.4% in 1Q14, compared to a 1.5% depreciation in 1Q13; and

•         R$ 8.9 million increase in monetary variation expenses over domestic loans and financing, especially the series restated by the IPCA rate of the 17th and 18th debenture issues in February and December 2013, respectively; and

•         R$ 13.5 million decrease in other monetary variation from the lower need for provision for lawsuits.

7.2.2. Monetary variation on assets

Monetary variation on assets decreased by R$ 4.0 million in 1Q14, chiefly due to monetary adjustment in 1Q13, for the period between the date the 17th issue debenture was issued (January 2013) and the date it was settled (February 2013).

8. Income tax and social contribution

Income tax and social contribution expenses decreased by R$ 3.8 million, due to the drop in taxable income in the period.

9. Indicators

9.1. Operating

The Company continues to expand its water and sewage connection to serve the population of its operating area, as shown in the chart below.

Regarding the non-revenue water, with the progress of the Corporate Program for Water Loss Reduction the results are already noticeable, with a decrease of the loss ratio to 24.1% this quarter. The Company expects even better results along 2014 and 2015, due to the Program’s progress.

Operating indicators*	1Q13	1Q14%
Water connections (1)	7,726	7,938	2.7
Sewage connections (1)	6,172	6,386	3.5
Population directly served - water (2)	24.3	24.6	1.2
Population directly served - sewage (2)	21.1	21.6	2.4
Number of employees	15,065	14,920	(1.0)
Water volume produced (3)	762	778	2.1
Non-revenue water (%)	25.5	24.1	(5.5)

(1)        Total connections, active and inactive, in thousand units at the end of the period

(2)        In million inhabitants, at the end of the period. Not including wholesale

(3)        In millions of cubic meters at the end of the period

(*)      Unaudited

9.2. Financial

Economic Indexes* (quarter end)	1Q13	1Q14
Amplified Consumer Price Index (IPCA)	1.94%	2.18%
Referential Rate (TR)	0.00%	0.19%
Interbank Deposit Certificate (CDI)	7.01%	10.55%
US DOLAR (R$)	2.0138	2.2630
YEN (R$)	0.0214	0.02197

(*)     Unaudited

10. Loans and financing

								R$ million
INSTITUTION	2014	2015	2016	2017	2018	2019	2020 and onwards	Total
Local market
Banco do Brasil	-	-	-	-	-	-	-	-
Caixa Econômica Federal	58.2	64.7	64.7	67.8	71.7	75.0	664.4	1,066.5
Debentures	0.0	594.4	236.5	257.4	437.7	505.3	505.2	2,536.5
Debentures BNDES	49.5	74.0	74.0	74.0	74.0	74.0	124.0	543.5
Debentures FI FGTS	22.7	45.4	45.5	45.5	45.5	45.5	249.4	499.5
BNDES	36.9	50.7	57.3	59.4	59.4	59.3	230.1	553.1
Others	10.1	15.3	16.2	17.1	17.7	18.3	314.9	409.6
Interest and charges	48.3	9.6	-	-	-	-	-	57.9
Local market total	225.8	854.1	494.2	521.2	706.0	777.4	2,088.0	5,666.7
International market
BID	74.7	86.3	86.3	111.8	55.0	55.0	639.5	1,108.6
BIRD	-	-	-	-	-	3.3	95.0	98.3
Eurobonds	-	-	316.5	-	-	-	786.0	1,102.5
JICA	24.0	48.1	48.1	48.4	48.8	59.7	681.2	958.3
BID 1983AB	54.2	54.2	54.2	54.2	53.8	40.0	90.4	401.0
Interest and charges	38.5	-	-	-	-	-	-	38.5
International market total	191.4	188.6	505.1	214.4	157.6	158.0	2,292.1	3,707.2
Total	417.2	1,042.7	999.3	735.6	863.6	935.4	4,380.1	9,373.9

11. Capex

Our capex plan is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the 364 municipalities we serve.

In 1Q14 the Company invested R$ 553.9 million versus R$ 535.1 million invested in 1Q13.

12. Conference calls

In Portuguese

May 16, 2014

10:30 am (Brasília) / 9:30 am (US EST)

Dial in: 55 (11) 3728-5971 or 55 (11) 3127-4971

Conference ID: Sabesp

Replay available for 7 days

Dial in: 55 (11) 3127-4999

Replay ID: 21309638

Click here to access the webcast

In English

May 16, 2014

2:00 pm (Brasília) / 1:00 pm (US EST)

Dial in: 1 (412) 317-6776

Conference ID: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Replay ID: 10045333

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	1Q14	1Q13
Gross Operating Revenue	2,975,659	2,814,456
Water Supply - Retail	1,307,732	1,216,086
Water Supply - Wholesale	9,467	47,189
Sewage Collection and Treatment	1,087,196	1,014,169
Sewage Collection and Treatment - Wholesale	4,376	6,023
Construction Revenue - Water	218,101	215,686
Construction Revenue - Sewage	313,126	279,923
Other Services	35,661	35,380
Taxes on Sales and Services - COFINS and PASEP	(183,729)	(169,413)
Net Operating Revenue	2,791,930	2,645,043
Operating Costs	(1,678,717)	(1,536,866)
Gross Profit	1,113,213	1,108,177
Operating Expenses
Selling	(156,597)	(141,284)
Administrative	(200,674)	(240,437)
Other operating revenue (expenses), net	(43,069)	8,835
Operating Income Before Shareholdings	712,873	735,291
Equity Result	(368)	(150)
Earnings Before Financial Results, net	712,505	735,141
Financial, net	(89,146)	(102,259)
Exchange gain (loss), net	116,665	129,568
Earnings before Income Tax and Social Contribution	740,024	762,450
Income Tax and Social Contribution
Current	(276,717)	(287,541)
Deferred	14,279	21,292
Net Income (loss) for the period	477,586	496,201
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.70	0.73
Depreciation and Amortization	(260,258)	(195,165)
Adjusted EBITDA	1,015,832	921,471
% over net revenue	36.4%	34.8%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2014	12/31/2013
Current assets
Cash and cash equivalents	1,982,472	1,782,001
Trade accounts receivable	1,017,862	1,120,053
Accounts receivable from related parties	131,747	134,855
Inventories	54,111	58,401
Restricted cash	97,058	10,333
Recoverable taxes	17,841	87,405
Other accounts receivable	86,979	61,039
Total current assets	3,388,070	3,254,087

Noncurrent assets
Trade accounts receivable	401,412	395,512
Accounts receivable from related parties	120,669	130,457
Escrow deposits	49,708	54,827
Deferred income tax and social contribution	128,309	114,030
Water National Agency – ANA	117,705	107,003
Other accounts receivable	97,933	94,952

Investments	23,295	23,660
Investment properties	54,039	54,039
Intangible assets	24,171,757	23,846,231
Property, plant and equipment	237,614	199,496
Total noncurrent assets	25,402,441	25,020,207

Total assets	28,790,511	28,274,294
LIABILITIES AND EQUITY	03/31/2014	12/31/2013
Current liabilities
Trade payables and contractors	230,651	275,051
Current portion of long-term loans and financing	620,654	640,940
Accrued payroll and related charges	368,980	314,926
Taxes and contributions	66,895	115,382
Interest on shareholders' equity payable	456,975	456,975
Provisions	531,231	631,374
Services payable	423,784	323,208
Public-Private Partnership – PPP	20,644	20,241
Program Contract Commitments	145,428	77,360
Other liabilities	102,555	116,924
Total current liabilities	2,967,797	2,972,381

Noncurrent liabilities
Loans and financing	8,753,292	8,809,134
Deferred Cofins and Pasep	132,354	129,849
Provisions	562,957	549,008
Pension obligations	2,360,411	2,327,016
Public-Private Partnership – PPP	324,671	322,267
Program Contract Commitments	133,030	88,678
Other liabilities	147,612	145,160
Total noncurrent liabilities	12,414,327	12,371,112

Total Liabilities	15,382,124	15,343,493

Equity
Capital Stock	6,203,688	6,203,688
Capital Reserve	124,255	124,255
Earnings reserves	6,736,389	6,736,389
Other comprehensive income	(133,531)	(133,531)
Accrued earnings	477,586	-
Total equity	13,408,387	12,930,801

Total equity and liabilities	28,790,511	28,274,294

Cash Flow

Brazilian Corporate Law		R$ '000
	1Q14	1Q13
Cash flow from operating activities
Profit before income tax and social contribution	740,024	762,450
Adjustment for:
Depreciation and Amortization	260,258	195,165
Residual value of property, plant and equipment and intangible assets written-off	370	474
Allowance for doubtful accounts	14,693	37,401
Provision and inflation adjustment	18,881	106,873
Interest calculated on loans and financing payable	109,137	102,818
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(83,982)	(105,455)
Interest and inflation adjustment losses	5,023	7,535
Interest and inflation adjustment gains	-	(7,792)
Financial charges from customers	(42,106)	(48,543)
Margin on intangible assets arising from concession	(10,755)	(9,647)
Provision for Consent Decree (TAC)	4,732	5,600
Equity result	368	150
Provision from São Paulo agreement	89,511	(6,399)
Provision for defined contribution plan	1,877	3,123
Pension obligations	72,324	65,493
Other provision/write-offs	45,277	-
Other adjustments	35,831	(41,333)
	1,261,463	1,067,913
Changes in assets
Trade accounts receivable	123,704	(38,077)
Accounts receivable from related parties	12,896	11,967
Inventories	4,051	6,402
Recoverable Taxes	-	(9,911)
Escrow deposits	5,119	(2,080)
Other accounts receivable	(39,623)	(18,239)
Changes in liabilities
Trade payables and contractors	(5,028)	(31,765)
Services received	87,576	42,249
Accrued payroll and related charges	47,445	35,634
Taxes and contributions payable	(61,779)	(58,196)
Deferred Cofins/Pasep	2,505	2,951
Provisions	(105,075)	(36,343)
Pension obligations	(38,929)	(32,702)
Other liabilities	(114,429)	(2,889)

Cash generated from operations	1,179,896	936,914

Interest paid	(179,173)	(171,400)
Income tax and contribution paid	(193,861)	(122,188)

Net cash generated from operating activities	806,862	643,326

Cash flows from investing activities
Acquisition of intangible	(510,440)	(451,316)
Restricted cash	(86,725)	53,826
Investment increase	(3)	(346)
Purchases of tangible assets	(7,471)	(4,333)
Net cash used in investing activities	(604,639)	(402,169)

Cash flow from financing activities
Loans and financing
Proceeds from loans	198,444	1,194,758
Repayments of loans	(184,930)	(1,189,451)
Public-Private Partnership – PPP	(4,912)	(10,481)
Program Contract Commitments	(10,354)	(24,922)
Net cash used in financing activities	(1,752)	(30,096)

Increase in cash and cash equivalents	200,471	211,061

Represented by:
Cash and cash equivalents at beginning of the period	1,782,001	1,915,974
Cash and cash equivalents at end of the period	1,982,472	2,127,035
Increase in cash and cash equivalents	200,471	211,061

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 27, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.